UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No.     )*
                                             -----

                        TESSA COMPLETE HEALTH CARE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   881611 40 4
                         ------------------------------
                                 (CUSIP Number)

                              Robert C. Laskowski
                 520 SW Yamhill, Suite 600, Portland, OR 97204-1329
                                  503-241-0780
 ------------------------------------------------------------------------------
                      (Name, Address and Telephone Number
                        of Person Authorized to Receive
                          Notices and Communications)


                                February 11, 2003
                        -------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                                  ------------

CUSIP No 881611 40 4                                                 Page 2 of 4

 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Stephen D. Wilson
      --------------------------------------------------------------------------
 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [   ]
                                                                 (b)   [   ]
      --------------------------------------------------------------------------
 3)   SEC USE ONLY

      --------------------------------------------------------------------------
 4)   SOURCE OF FUNDS

      PF
      --------------------------------------------------------------------------
 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                   [   ]
      --------------------------------------------------------------------------
 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
      --------------------------------------------------------------------------
                          7)  SOLE VOTING POWER
      NUMBER OF               26,034,037
      SHARES                  --------------------------------------------------
      BENEFICIALLY        8)  SHARED VOTING POWER
      OWNED BY                0
      EACH                    --------------------------------------------------
      REPORTING           9)  SOLE DISPOSITIVE POWER
      PERSON                  26,034,037
      WITH                    --------------------------------------------------
                         10)  SHARED DISPOSITIVE POWER
                              0
      --------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      26,034,037
      --------------------------------------------------------------------------
12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                          [   ]


      --------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      47.5%
      --------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON*

      IN
      --------------------------------------------------------------------------

ITEM 1.           SECURITY AND ISSUER.

                  Common Stock          CUSIP 881611 40 4

                  Tessa Complete Health Care, Inc.
                  PMB 202 11575 SW Pacific Highway
                  Tigard, OR 97223

ITEM 2.           IDENTITY AND BACKGROUND.

                  (a) Stephen D. Wilson
                  (b) 10345 SW 69th Ave., Tigard, OR 97223
                  (c) Enterprenuer
                  (d) Mr. Wilson has not been convicted in any criminal
                      proceeding during the past five years.
                  (e) Mr. Wilson has not been a party to a civil proceeding
                      of any kind during the past five years.
                  (f) USA

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The source of funds were the personal funds of Mr. Wilson's in the amount of $6,200.00

ITEM 4.           PURPOSE OF TRANSACTION.

                  One of the purposes of the acquisition was to gain a majority of the voting power of the issuer so as to be able to undertake certain corporate action by majority consent of the shareholders without a shareholder meeting. Such corporate action would include amendments to the Articles of Incrporation regarding capital structure.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) 26,034,037 shares representing 47.5% of the issued and outstanding common stock of the issuer.

                  (b)      Sole voting power over 26,034,037 shares.

                  (c)      Not applicable.

                  (d)      Not applicable.

                  (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Not applicable.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  None.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Dated: February 12, 2003              /s/ STEPHEN D. WILSON
                                               ---------------------------------
                                               Stephen D. Wilson